January 7, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 8 to Registration Statement on Form S-1
File No. 333-165161
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2010
File No. 333-145620

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of December 31, 2010 with respect to the above-referenced filings on the Company’s behalf. Amendment No. 8 to the Company’s registration statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

Form S-1, filed December 14, 2010

Corporate Structure and History, page3

Reorganization, page 4

We note that you have deleted your disclosure regarding the share entrust shareholder agreement in the “Reorganization” section on page 4 and the “Corporate Structure and History” section on page 58.  Please revise to include the deleted disclosure and add additional disclosure addressing that the entrust shareholding agreement has been rescinded.  Clearly describe the reasons the entrust shareholding agreement was rescinded and address current status of the company structure.

Response:
We have reinserted the deleted disclosure, edited to conform to the correct state of facts, and have added additional disclosure stating that the entrust shareholding agreements have been rescinded, describing the reasons for rescission and describing  the current status of the company structure.

Exhibits

Exhibit 10.64

We reissue comment six from our letter dated November 30, 2010.  Please file the exhibit in its entirety, including the attached shareholder list.  Such list should include an English translation, as has been completed for the rest of the agreement.

Response:	The exhibit, with the shareholder list with translation into English of the shareholders’ names, has been refiled in its entirety. The Entrust Shareholding Agreement has, however, been rescinded.

In addition, we are attaching to this correspondence for your review the form of Amendment No. 1 to our annual report on Form 10-K/A for the year ended December 31, 2009, that we anticipate filing so as to conform the disclosure therein to reflect the Staff’s comments and our responses as made in the amendments, including this Amendment No. 8, to our registration statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,
/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.